Deutsche Bank AG, Hong Kong Branch

Level 60, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

VIA EDGAR

December 12, 2023

Ms. Donald Field
Mr. Taylor Beech
Mr. Blaise Rhodes
Ms. Angela Lumley

Division of Corporation Finance
Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Registration Statement on Form F-1, as amended (Registration No. 333-270316)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on December 14, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, dated December 8, 2023, to underwriters, institutional investors, dealers and others prior to the requested effective time of the Registration Statement.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

Deutsche Bank AG, Hong Kong Branch

By:	/s/ Rui Wang
Name:	Rui Wan
Title:	Managing Director

By:	/s/ Leon Foong
Name:	Leon Foong
Title:	Managing Director

China Renaissance Securities
(Hong Kong) Limited

By:	/s/ Ike Song
Name:	Ike Song
Title:	Managing Director

China International Capital Corporation
Hong Kong Securities Limited

By:	/s/ Victor Jiang
Name:	Victor Jiang
Title:	Managing Director

[Signature Page to Acceleration Request Letter]